Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED
Regd. Office: SIPCOT Industrial Complex, Madurai By Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002.
AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER & HALF YEAR ENDED 30th SEPTEMBER 2007

											(Rs. in crore except as stated)

S. No.	Particulars	Quarter ended 30.09.2007 (Unaudited)		Corresponding quarter ended 30.09.2006 (Unaudited)		Half year ended 30.09.2007 (Audited)		Corresponding Half year ended 30.09.2006 (Audited)		Previous accounting Year ended 31.03.2007 (Audited)	Segment Information	Quarter ended 30.09.2007 (Unaudited)	Corresponding quarter ended 30.09.2006 (Unaudited)	Half year ended 30.09.2007 (Audited)	Corresponding Half year ended 30.09.2006 (Audited )	Previous accounting Year ended 31.03.2007 (Audited)
1	Turnover	3,719.72		3,471.14		7,030.12		6,000.63		12,457.57	1. Segment Revenue
	Less: Excise Duty Recovered	176.82		162.03		372.22		316.71		635.72	a) Copper	3,589.26	3,379.44	6,807.76	5,596.45	11,904.08
	Net Sales/Income from Operations	3,542.90		3,309.11		6,657.90		5,683.92		11,821.85	b) Aluminium	—	—	—	251.16	251.16
2	Other Income	153.64		21.45		204.49		50.38		205.41	c) Others	156.46	109.61	266.88	184.01	363.45
3	Total Income (1+2)	3,696.54		3,330.56		6,862.39		5,734.30		12,027.26
4	Expenditure										Gross Sales	3,745.72	3,489.05	7,074.64	6,031.62	12,518.69
	a. Variation in Stock	378.73		57.65		56.62		(535.80)		(358.85)	Less: Inter Segment Transfers	26.00	17.91	44.52	30.99	61.12
	b. Consumption of raw materials#	2,789.06		2,740.55		5,812.46		5,190.35		10,318.37	External Sales	3,719.72	3,471.14	7,030.12	6,000.63	12,457.57
	c. Purchases of traded goods	—		—		1.92		—		14.16
	d. Employees Cost	16.70		12.03		32.94		26.65		57.44	Less: Excise Duty Recovered	176.82	162.03	372.22	316.71	635.72
	e. Depreciation	34.63		32.07		68.85		65.24		133.20	Net Sales/Income from Operations	3,542.90	3,309.11	6,657.90	5,683.92	11,821.85
	f. Other expenses	190.27		123.45		323.06		314.17		630.58
	g. Total	3,409.39		2,965.75		6,295.85		5,060.61		10,794.90
5	Interest & Finance Charges	43.63		43.45		81.33		83.99		182.66	2. Segment Results
6	Exceptional Items	—		133.67		—		133.67		137.40	(Profit before tax & interest)
7	Profit from ordinary activities before tax	243.52		187.69		485.21		456.03		912.30	a) Copper	126.47	346.75	327.41	619.72	1,056.13
8	Provision For —Current tax	35.84		61.75		75.64		109.73		135.40	b) Aluminium	—	(1.46)	—	15.50	15.50
	—Deferred Tax (Credit)	(5.40)		(10.80)		(5.16)		(14.13)		(8.15)	c) Others	53.03	10.84	89.78	9.05	7.72
	—Fringe benefit tax	0.21		0.18		0.40		0.38		1.02	d) Other unallocable income/expenses (net)	107.65	8.68	149.35	29.42	153.01
9	Net Profit after Tax and Exceptional Items	212.87		136.56		414.33		360.05		784.03	Total	287.15	364.81	566.54	673.69	1,232.36
10	Paid-up equity share capital (Face value of Rs. 2 each)	141.70		111.70		141.70		111.70		111.70	Less : Interest paid	43.63	43.45	81.33	83.99	182.66
11	Reserves excluding revaluation reserves (As per Balance Sheet) of Previous Year									4,346.23
12	Earning Per Share (Rs.) (Not annualised)*										Less: Exceptional items	—	133.67	—	133.67	137.40
	—Before Exceptional Items										Profit before Tax	243.52	187.69	485.21	456.03	912.30
	Basic	3.32	*	4.84	*	6.46	*	8.84	*	16.50
	Diluted	3.32	*	4.84	*	6.46	*	8.84	*	16.50	3. Capital Employed
	—After Exceptional Items										(Segment Assets less Segment Liabilities)
	Basic	3.32	*	2.44	*	6.46	*	6.45	*	14.04	a) Copper	3,576.82	3,915.92	3,576.82	3,915.92	3,886.52
	Diluted	3.32	*	2.44	*	6.46	*	6.45	*	14.04	b) Aluminium	—	5.36	—	5.36	—
13	Public Shareholding (Excluding shares against which ADRs are issued)										c) Others	260.17	318.52	260.17	318.52	259.74
	No. of Shares					117,180,406		116,952,426		117,180,406	d) Unallocated	9,086.96	48.88	9,086.96	48.88	311.67
	Percentage of Shareholding					20.93%		20.94%		20.93%
	# Net of exchange difference — Rs. 75.90 Cr in Q2 2007, Rs. 5.70 Cr in Q2 2006, Rs. 293.04 Cr in H1 2007, Rs. 86.01 Cr.H1 2006 & Rs. 40.88 Cr in FY 2006-07

Notes:

1	The above results have been reviewed by Audit Committee. The Board of Directors at its meeting held on 29th October 2007 approved the above results and its release.

2	a) During the period, the Company has issued 15,00,00,000 American Depository Shares (ADS) at US$ 13.44 per share, representing 15,00,00,000 underlying equity shares of Rs. 2/- each. As a result, the Issued, Subscribed & Paid up Equity Share Capital of the Company has increased by Rs. 30.00 crore and Securities Premium by Rs 8,021.69 crore after adjusting ADS issue expenses (net of recoveries).

b) Out of the total right issue proceeds of Rs. 1972.30 crore received in past, so far the company has utilised Rs. 1372.19 crore.

The Unutilised proceeds of ADS & right issue have been temporarily invested in mutual funds.

3	Pursuant to the adoption of Accounting Standards as prescribed by Companies (Accounting Standards) Rules, 2006 issued by Ministry of Corporate Affairs vide notification no. G.S.R. 739 (E) dated December 7, 2006, as required by Accounting Standard — 11 on “The Effect of Changes in Foreign Exchange Rates”, the company has recognized net gain arising on account of foreign exchange difference amounting to Rs. NIL & Rs. 4.48 crore in quarter & half year ended 30th september 2007, respectively, in the Profit and Loss Account relating to acquisition of fixed assets. Had there been no change, the same would have been adjusted against the carrying amount of fixed assets. Consequently, profit before tax is higher to that extent.

4	During the quarter, the Company has invested Rs. 125 crore and Rs. 368 crore in Zero Percent Optionally Convertible Debentures of Sterlite Energy Limited (subsidiary) and Vedanta Aluminium Limited (associate), respectively.

5	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 — Interim Financial Reporting).

6	“Others” business segment comprises of Phosphoric Acids & Aluminium Foils.

7	Previous Period/Year figures have been regrouped / recasted wherever necessary. On account of sale of Power Transmission Line Division with effect from July 1, 2006, figures for current period/s are not strictly comparable to figures for the previous period/year.

8	In terms of clause 41 of the Listing agreement, details of number of investor complaints for the quarter ended September 30, 2007: Beginning 1, Received 24, disposed off 25, pending NIL.

By order of the Board
Place: Mumbai	Anil Agarwal
Dated : 29th October 2007	Chairman

STERLITE INDUSTRIES (INDIA) LIMITED
Regd. Office: SIPCOT Industrial Complex, Madurai By Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002.
UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER & HALF YEAR ENDED SEPTEMBER 30, 2007

(Rs. in crore except as stated)											(Rs. in crore)
										Previous					Corresponding	Previous
		Quarter		Corresponding		Half year		Corresponding		accounting		Quarter	Corresponding	Half year	Half year	accounting
		ended		quarter ended		ended		Half year ended		Year ended		ended	quarter ended	ended	ended	Year ended
S.		30.09.2007		30.09.2006		30.09.2007		30.09.2006		31.03.2007		30.09.2007	30.09.2006	30.09.2007	30.09.2006	31.03.2007
No.	Particulars	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Audited)	Segmental Information	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Turnover	7,104.02		7,137.32		13,784.08		12,139.19		26,193.03	1. Segment Revenue
	Less: Excise Duty Recovered	536.89		419.30		1,077.81		818.22		1,806.22	a) Copper	3,588.25	3,378.25	6,805.72	5,594.14	11,899.55
	Net Sales/Income from Operations	6,567.13		6,718.02		12,706.27		11,320.97		24,386.81	b) Aluminium	1,176.35	1,091.15	2,359.71	2,067.76	4,775.70
2	Other Income	323.29		111.23		673.38		246.74		681.71	c) Zinc & Lead	2,206.79	2,576.22	4,388.12	4,326.49	9,220.45
3	Total Income (1+2)	6,890.42		6,829.25		13,379.65		11,567.71		25,068.52
4	Expenditure										d) Others	163.46	109.61	279.88	184.01	363.45
	a. Variation in Stock	438.04		226.36		33.96		(741.37)		(383.43)	Gross Sales	7,134.85	7,155.23	13,833.43	12,172.40	26,259.15
	b. Consumption of raw materials#	2,913.67		2,932.55		6,104.74		5,463.66		10,826.05	Less: Inter Segment Transfers	30.83	17.91	49.35	33.21	66.12
	c. Purchases of traded goods	—		—		1.92		—		14.16	External Sales	7,104.02	7,137.32	13,784.08	12,139.19	26,193.03
	d. Employees Cost	148.64		134.04		296.52		258.89		549.49	Less: Excise Duty Recovered	536.89	419.30	1,077.81	818.22	1,806.22
	e. Depreciation	204.63		187.08		407.76		370.47		803.86	Net Sales/Income from Operations	6,567.13	6,718.02	12,706.27	11,320.97	24,386.81
	f. Other expenses	1,100.95		850.47		2,147.19		1,915.30		3,921.68
	g. Total	4,805.93		4,330.50		8,992.09		7,266.95		15,731.81
5	Interest & Finance Charges	64.29		116.28		159.75		206.11		379.07	2) Segment Results
6	Exceptional Items	—		136.19		—		148.42		157.21	(Profit before tax & interest)
7	Profit from ordinary activities before tax	2,020.20		2,246.28		4,227.81		3,946.23		8,800.43	a) Copper	207.55	445.57	468.89	816.94	1478.63
8	Provision For —Current tax (net)	440.56		664.76		946.63		1,116.69		2,323.83	b) Aluminium	193.89	150.25	486.84	310.69	1198.27
	—Deferred Tax	4.53		32.64		22.61		71.33		167.48	c) Zinc & Lead	1439.91	1847.68	2981.04	3051.99	6307.90
	—Fringe benefit tax	1.41		0.36		1.98		1.08		3.65	d) Others	54.98	10.71	91.48	9.03	7.28
	Mat Credit Entitlement	—		(11.52)		—		(23.82)		(83.19)	e) Other unallocable income/expenses (net)	188.16	44.54	359.31	112.11	344.63
9	Net Profit after Tax	1,573.70		1,560.04		3,256.59		2,780.95		6,388.66	Total	2,084.49	2,498.75	4,387.56	4,300.76	9,336.71
10	Minority Interest	491.09		489.04		1,031.07		830.95		2,002.30	Less : Interest paid	64.29	116.28	159.75	206.11	379.07
11	Share in the Profit/(Loss) of Associates	0.13		—		0.13		—		(0.13)
12	Net Profit after tax attributable to Consolidated Group	1,082.74		1,071.00		2,225.65		1,950.00		4,386.23	Less: Exceptional items	—	136.19	—	148.42	157.21
13	Paid-up equity share capital (Face value of Rs. 2 each)	141.70		111.70		141.70		111.70		111.70	Profit before Tax	2,020.20	2,246.28	4,227.81	3,946.23	8,800.43
14	Reserves excluding revaluation reserves (As per Balance Sheet) of Previous Year									9,869.81	3) Capital Employed
15	Earning Per Share (Rs.) (Not Annualised)*										(Segment Assets less Segment Liabilities)
	—Before Exceptional Items										a) Copper	4306.23	4703.54	4306.23	4703.54	4260.81
	Basic	15.28	*	21.60	*	34.71	*	37.48	*	81.23	b) Aluminium	4212.66	3839.74	4212.66	3839.74	4103.09
	Diluted	15.28	*	21.60	*	34.71	*	37.48	*	81.23	c) Zinc & Lead	3960.26	3076.15	3960.26	3076.15	3938.67
	—After Exceptional Items										d) Others	1384.04	352.19	1384.04	352.19	909.76
	Basic	15.28	*	19.18	*	34.71	*	34.91	*	78.53	e) Unallocable	11004.35	(1619.74)	11004.35	(1619.74)	395.30
	Diluted	15.28	*	19.18	*	34.71	*	34.91	*	78.53
16	Public Shareholding (Excluding shares against which ADRs are issued)
	No. of Shares					117,180,406		116,952,426		117,180,406
	Percentage of Shareholding					20.93%		20.94%		20.93%
	# Net of exchange difference — Rs. 91.17 Cr in Q2 2007, Rs. 13.05 Cr in Q2 2006, Rs. 287.19 Cr in H1 2007, Rs. 94.64 Cr. H1 2006 & Rs. 52.69 Cr in FY 2006-07

Notes:-

1	The standalone & consolidated results for the quarter ended 30th September 2007 have been reviewed by Audit Committee at their meeting. The Board of Directors at its meeting held on October 29, 2007 approved the above results and their release.

2	Pursuant to recent amendments to Clause 41 of the Listing Agreement, the company opted to publish only the reviewed Consolidated Financial results. The standalone results of the company will be available on company’s website www.sterlite-industries.com

3	The quarterly and year to date results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 — Interim Financial Reporting). The Statutory Auditors of the company have carried out the “Limited Review” of the Consolidated financial results for the half-year ended 30th September 2007.

4	Fujairah Gold FZE has become 100% subsidiary with effect from 28th August 2007 through its subsidiaries Montecello BV & Copper Mines of Tasmania PTY Ltd.

5	a) The subsidiaries which are consolidated in accordance with the Accounting Standard on Consolidated Financial Statements (AS-21) are Bharat Aluminium Company Limited, Sterlite Opportunities and Ventures Limited, Hindustan Zinc Limited, Sterlite Energy Limited, Monte Cello BV, Copper Mines of Tasmania Pty. Limited, Thalanga Copper Mines Pty. Limited, Fujairah Gold FZE (w.e.f. 28th August 2007) and Sterlite Paper Limited.

b) An associate, Vedanta Aluminium Limited, in which the company has significant influence, is accounted under the equity method in accordance with Accounting Standard on Accounting for investment in Associates in Consolidated Financial Statements (AS 23).

6	a) During the period, the Company has issued 15,00,00,000 American Depository Shares (ADS) at US$ 13.44 per share, representing 15,00,00,000 underlying equity shares of Rs. 2/- each. As a result, the Issued, Subscribed & Paid up Equity Share Capital of the Company has increased by Rs. 30.00 crore and Securities Premium by Rs 8,021.69 crore after adjusting ADS issue expenses (net of recoveries).

b) Out of the total right issue proceeds of Rs. 1972.30 crore received in past, so far the company has utilised Rs. 1372.19 crore.

The Unutilised proceeds of ADS & right issue have been temporarily invested in mutual funds.

7	Pursuant to the adoption of Accounting Standards as prescribed by Companies (Accounting Standards) Rules, 2006 issued by Ministry of Corporate Affairs vide notification no. G.S.R. 739 (E) dated December 7, 2006, as required by Accounting Standard — 11 on “The Effect of Changes in Foreign Exchange Rates”, the company has recognized net gain arising on account of foreign exchange difference amounting to Rs. 9.63 crore & 17.52 crore in quarter & half year ended 30th september 2007, respectively, in the Profit and Loss Account relating to acquisition of fixed assets. Had there been no change, the same would have been adjusted against the carrying amount of fixed assets. Consequently, profit before tax is higher to that extent.

8	Other income includes royalty liability written back amounting to Rs. NIL & Rs. 130.48 crore in quarter & half year ended 30th September 2007, respectively, in respect of Zinc Operations consequent to the decision of the Honourable Rajasthan High Court pronounced in July 2007.

9	Investment in equity shares of a power company has been considered as an intangible asset. This has resulted in an additional amortisation charge of Rs. 1.17 crore & Rs.2.34 crore for the quarter & half year ended 30 September, 2007, respectively.

10	As per Accounting Standard 17 on Segment Reporting (AS 17), the company has reported “Segment Information”, as described below: —

The main business segment are, (i) Copper which consist of mining of copper concentrate, manufacturing of copper cathode and continuous cast copper rod, (ii) Aluminium which consist of mining of bauxite, aluminium conductor (Since Discontinued) and various aluminium products and (iii) Zinc which consists of mining of ore and manufacturing of zinc ingots and lead ingots (iv) Other business segment comprise of Phosphoric Acid, Paper and Power. The assets and liabilities that can not be allocated between the segments are shown as unallocated corporate assets and liabilities respectively

11	Previous Period/Year figures have been regrouped / recasted wherever necessary. On account of sale of Power Transmission Line Division with effect from July 1, 2006, figures for current period/s are not strictly comparable to figures for the previous period/year.

12	In terms of clause 41 of the Listing agreement, details of number of investor complaints for the quarter ended September 30, 2007: Beginning 1, Received 24, disposed off 25, pending NIL.

By order of the Board

sd/-
Place: Mumbai	Anil Agarwal
Dated : 29th October 2007	Chairman